Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-54

Supplement to Prospectus Supplement dated March 29, 2007 to Prospectus Dated February 13, 2007

$623,753,793

(Approximate)

Mortgage Pass-Through Certificates, Series 2007-2F

GSR Mortgage Loan Trust 2007-2F
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
U.S. Bank National Association
Trustee
Avelo Mortgage, L.L.C.
JPMorgan Chase Bank, National Association
Washington Mutual Bank
Wells Fargo Bank, N.A.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated March 29, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 relating to the GSR Mortgage Loan Trust 2007-2F Mortgage Pass-Through Certificates, Series 2007-2F.  This Supplement supersedes in its entirety the supplement to the Prospectus Supplement dated January 3, 2008.

Capitalized terms used, but not defined, in this supplement shall have the meanings given to them in the Prospectus Supplement.

•
The Risk Factor entitled “Geographical Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on page S-21 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against any original loan seller or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus.

(continued on following pages)

Goldman, Sachs & Co.
The date of this supplement is June 9, 2008

•
The Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” on page S-34 of the Prospectus Supplement is deleted in its entirety and replaced with the following, and all references in the Prospectus Supplement to the Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” shall be deemed to be references to the Risk Factor entitled “Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses”:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation.  A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in

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the financial performance of many subprime, Alt-A and other nonprime loan originators.  For recent developments regarding Washington Mutual, Inc., an affiliate of one of the loan sellers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.  In some other cases, such deterioration has caused certain loan originators to cease operations.  Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of a loan seller to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.  For recent developments regarding Washington Mutual, Inc., an affiliate of one of the loan sellers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, some sources have reported that default rates on Alt-A and other subprime mortgage loans have recently increased above the rates experienced on subprime mortgage loans.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either the deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such

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deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•	The following Risk Factors are added to the Prospectus Supplement:

The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans
Each of the loan sellers has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase, or substitute for, the defective mortgage loan.  The inability of a loan seller to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

For recent developments regarding Washington Mutual, Inc., an affiliate of one of the loan sellers, Washington Mutual Bank, see “Recent Developments in Respect of Washington Mutual,

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Inc.” below.
Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.
In taking any actions or engaging in other transactions with those loan sellers, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such loan sellers that are not included in the issuer, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans.  Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan sellers if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuer or with respect to mortgage loans included in the trust fund.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following section is added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of Washington Mutual, Inc.

Pursuant to a Form 8-K filed on December 10, 2007 (the “December 10th Announcement”), Washington Mutual, Inc. (“WaMu”) announced a major restructuring of its home loans business, including closing its subprime mortgage origination business and 190 of its 336 loan centers and sales offices, and laying off more than 3,000 employees.

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In the December 10th Announcement, WaMu also announced that, in connection with its restructuring, it would incur certain restructuring charges, and that it intended to raise additional capital by issuing convertible preferred stock.

Pursuant to a Form 8-K filed on April 9, 2008 (the “April 9th Announcement”) WaMu announced plans to further its retail-focused strategy by, among other things, closing all of its freestanding home loan offices, and exiting wholesale lending — its loan broker channel.  In the April 9th Announcement, WaMu  further announced that it expects the closures of its freestanding home loan offices and wholesale channel to be completed by the end of the second quarter of 2008.

                In a Form 8-K filed on April 11, 2008, WaMu announced that it entered into an Investment Agreement, dated as of April 7, 2008 with investment vehicles managed by TPG Capital, and Purchase Agreements also dated as of April 7, 2008 with qualified institutional buyers and institutional accredited investors, pursuant to which WaMu raised in the aggregate approximately $7 billion through direct sales to such investors of equity securities of WaMu.

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